                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                               FOTOBALL USA, INC.
                            (NAME OF SUBJECT COMPANY)

                               FOTOBALL USA, INC.
                        (NAME OF PERSON FILING STATEMENT)

                              --------------------

                          COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                              --------------------

                                    350384103
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              --------------------

                                                    with copies to:
      Thomas R. Hillebrandt                    Charles I. Weissman, Esq.
       Fotoball USA, Inc.                 Swidler Berlin Shereff Friedman, LLP
         6740 Cobra Way                          The Chrysler Building
   San Diego, California 92121                    405 Lexington Avenue
         (858) 909-9900                         New York, New York 10174
                                                     (212) 973-0111

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                              --------------------

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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                                                      NEWS FOR IMMEDIATE RELEASE

CONTACT: THOMAS R. HILLEBRANDT
         SENIOR VICE PRESIDENT AND CFO
         FOTOBALL USA, INC.
         (858) 909-9900

                FOTOBALL USA ANNOUNCES SALE OF COMPANY TO K2 INC.
           FOTOBALL TO BECOME THE LICENSING AND PROMOTIONAL ARM OF K2


         SAN DIEGO, CALIF., NOVEMBER 26, 2003 - Fotoball USA, Inc. (Nasdaq:
FUSA) today announced that it has entered into an agreement to sell the company to K2 Inc. (NYSE: KTO) in an all stock transaction. The agreement provides for an exchange offer of K2 common shares for Fotoball USA common shares followed by a merger in which Fotoball USA would become a wholly-owned subsidiary of K2 Inc. In the transaction, each outstanding share of Fotoball USA will be exchanged for
0.2757 shares of K2 common stock. Based on the average closing price of K2 shares of $15.85 for the 20 trading days ending November 25, 2003, the value of the transaction is $17.2 million, or $4.37 per share for Fotoball USA shareholders, plus assumed liabilities. Based upon K2's closing price today, the implied value per Fotoball USA share is $4.33. In connection with the execution of the agreement, Michael Favish, Fotoball USA chairman and CEO has agreed to exchange his shares for K2 common stock. Fotoball USA expects net sales of $31.0 million for the year ended December 31, 2003. The transaction, which is subject to regulatory review and other customary conditions, is to be finalized by the end of January 2004.

         Michael Favish stated "This merger represents a great opportunity for our shareholders, customers and licensing partners. K2's tremendous resources and powerful line-up of brands will provide a great platform from which Fotoball will realize its full potential while also delivering tremendous synergies and opportunities for the entire K2 family."

          "Fotoball has a successful franchise in marketing and manufacturing souvenir and promotional products principally for team sports, and we are excited about the opportunity to expand that capability in all of K2's sporting goods lines", stated Richard J. Heckmann, K2 chairman and chief executive officer. "The fit with our Rawlings division will make both companies stronger in the marketplace. Fotoball also has proven expertise in licensing programs which will assist us as we seek additional revenue sources for our portfolio of brands."

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         Under the terms of the merger agreement, K2 will first commence an exchange offer in which tendering Fotoball USA stockholders will receive 0.2757 of a share of K2 common stock for each share of Fotoball USA common stock tendered in the offer. The exchange offer, if completed, will be followed by a back-end merger for the same consideration as offered in the exchange offer. The Board of Directors of Fotoball USA, upon the recommendation of the special committee, comprised solely of independent directors, has approved and adopted the merger agreement and has resolved to recommend that Fotoball USA stockholders accept the offer and tender their Fotoball USA stock in the offer.

         The transaction is expected to qualify as a "tax-free" reorganization for federal income tax purposes. Consummation of the transaction is subject to the condition that there be validly tendered, and not withdrawn, at least a majority of the shares of Fotoball USA's outstanding common stock and certain shares subject to options, receipt of certain regulatory approvals and other customary conditions and termination provisions. In addition, Fotoball USA will have the ability to terminate the agreement if the average closing price for K2's shares for any ten trading days ending not later than two trading days prior to the expiration of the offer is less than $11.78.

         Fotoball was advised in the transaction by Imperial Capital, LLC, an 85 person full service investment bank focused on middle market transactions with offices in New York and Los Angeles.

About Fotoball USA

         Fotoball is a premier sports and entertainment marketer and manufacturer. Fotoball's products and services are sold into distinct markets by four separate sales groups: Fotoball Sports, which services national and regional retailers; Fotoball Entertainment Marketing, which services entertainment destinations such as theme parks, resorts and casinos; Fotoball Sports Team, which supports the retail needs of professional franchises across the nation; and Marketing Headquarters, our promotional group developing custom programs for Fortune 500 companies. Fotoball currently holds licenses with Major League Baseball, the National Football League, the National Basketball Association, the National Hockey League, more than 100 NCAA colleges, Warner Bros. "Scooby Doo", Marvel's "Spider-Man", "Incredible Hulk" and "X-Men" and Nickelodeon's "Blue's Clues."

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About K2 Inc.

         K2 Inc. is a premier, branded consumer products company with a primary focus on sporting goods and other recreational products as well as certain niche industrial products. K2's portfolio of leading brands includes Rawlings, Worth, Shakespeare, Pflueger, Stearns, K2, Ride, Olin, Morrow, Tubbs and Atlas. K2's diversified mix of products is used primarily in team and individual sports activities such as baseball, softball, fishing, watersports activities, alpine skiing, snowboarding, snowshoeing, in-line skating and mountain biking. Among K2's other recreational products are Dana Design backpacks, Planet Earth apparel, and Adio and Hawk skateboard shoes. K2 also manufacturers and markets Shakespeare extruded fishing lines and monofilaments, and marine antennas and marine accessories.

FORWARD LOOKING STATEMENTS

         This news release includes forward-looking statements. Fotoball USA and K2 caution that these statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including but not limited to the companies' ability to complete the merger and successfully integrate the two companies, global economic conditions, product demand, financial market performance and other risks described in each company's annual report on Form 10-K for the year ended December 31, 2002 and other filings with the Securities and Exchange Commission. Any forward-looking statements speak only as of the date hereof and Fotoball USA and K2 disclaim any intent or obligation to update such statements.

ADDITIONAL INFORMATION

         This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through a prospectus, which is part of a registration statement on Form S-4 to be filed with the SEC. by K2. K2 will also file with the SEC a Schedule TO and Fotoball USA will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the exchange offer. K2 and Fotoball USA expect to mail a prospectus of K2 and related exchange offer materials, as well as the Schedule 14D-9, to Fotoball USA stockholders. Fotoball USA stockholders are urged to carefully read these documents and the other documents relating to the exchange offer when they become available because these documents will contain important information relating to the offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports, proxy statements and other information filed with the SEC by K2 or Fotoball USA, at the SEC's website at http:www.sec.gov. A free copy of the exchange offer materials, when they become available, may also be obtained from K2 or Fotoball USA.

         For further information, please visit the company's web site at: http://www.fotoball.com.


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